

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

David Rosenberg
Chairman of the Board of Directors
Ignyte Acquisition Corp.
640 Fifth Avenue, 4th Floor
New York, NY 10019

      Re: Ignyte Acquisition Corp.
          Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
          Filed October 6, 2022
          File No. 001-39951

Dear David Rosenberg:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Scott Cowan, Esq.